Exhibit 99.1

JinkoSolar Announces First Quarter 2026 Financial Results

SHANGRAO, China, April 29, 2026 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in clean energy technology, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Business Highlights

•	Total module shipments for the first quarter were approximately 13.7 GW, with over 80% shipped to overseas markets.

•	By the end of the first quarter, we became the first module manufacturer in the world to have delivered a total of over 400 GW of solar modules, with total shipments of the Tiger Neo series reaching approximately 240 GW, both ranking first in the industry.

•	By the end of the first quarter, the average power output of our Tiger Neo 3.0 series reached 655W to 660W.
•	Shipments of energy storage system in the first quarter increased significantly year-over-year, with the majority of shipments delivered to overseas markets.

First Quarter 2026 Operational and Financial Highlights

•	Quarterly shipments of solar modules were 13,679 MW, down 45.2% sequentially and down 21.9% year-over-year.

•	Total revenues were RMB12.25 billion (US$1.78 billion), down 30.0% sequentially and down 11.5% year-over-year.

•	Gross profit was RMB1.02 billion (US$147.7 million), up 1,749.2% sequentially and 388.7% year-over-year.

•	Gross profit margin was 8.3%, compared with gross profit margin of 0.3% in Q4 2025 and gross loss margin of 2.5% in Q1 2025.

•	Net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB463.5 million (US$67.2 million), compared with net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB1.50 billion in Q4 2025 and net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB1.32 billion in Q1 2025.

•	Adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB549.3 million (US$79.6 million), which excludes the impact of (i) the change in fair value of convertible notes issued by Jinko Solar Co., Ltd. (“Jiangxi Jinko”) in 2023, (ii) the change in fair value of long-term investment, and (iii) share-based compensation expenses, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB837.7 million in Q4 2025 and adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB1.07 billion in Q1 2025.

•	Basic and diluted losses per ordinary share were RMB2.21 (US$0.32) and RMB2.21 (US$0.32), respectively. This translates into basic and diluted losses per ADS of RMB8.85 (US$1.28) and RMB8.85 (US$1.28), respectively.

Mr. Xiande Li, JinkoSolar’s Chairman and Chief Executive Officer, commented, “Total module shipments during the quarter were 13.7 GW, ranking first in the industry, with over 80% shipped to overseas markets. This enabled us to become the world’s first module manufacturer to surpass 400 GW in cumulative deliveries. Our Tiger Neo series also cemented its industry leadership, contributing approximately 240 GW to this milestone in cumulative deliveries. Driven by improved supply-demand balance, especially in overseas markets, module prices rebounded sequentially during the quarter, helping improve our gross profit margin to 8.3% and narrow our net loss. At the same time, our energy storage systems business (ESS) maintained its strong momentum, with shipments increasing significantly year-over-year to approximately 1.42 GWh on a proof-of-delivery basis. Of these shipments, a higher contribution from high-value overseas markets supported a more optimized market mix and drove a sequential improvement in gross margin.

While recent geopolitical disruptions have impacted key logistics lines and are temporarily putting pressure on our shipping costs and delivery schedules, they also highlight the critical importance of global energy security. As a result, we are seeing growing demand from industrial, commercial, residential and utility customers for solar and storage solutions and we are further optimizing our production pipeline and geographic mix in response to these evolving market dynamics. We expect module prices to remain relatively stable as sales of our high-efficiency products continue to ramp up and industry competition gradually normalizes, supported by ongoing policy initiatives to promote more disciplined competition. We continue to grow our footprint in the distributed-solar market and are further expanding into diverse niche application scenarios that align with rising power demand globally and shifts toward cleaner, more distributed energy systems. We believe these trends, combined with our deep technological expertise and strength of our brand, will allow us to further strengthen our competitiveness globally.

We continue to drive innovation across the industry by leveraging our technological expertise, with the average power output of our Tiger Neo 3.0 series reaching 655 W to 660 W by the end of the first quarter. Shipments of high-efficiency products with power output above 640 W increased sequentially, accounting for nearly 25% of our total shipments in the first quarter of 2026 and commanding a premium that reflects the differentiated advantages built through continued technical iteration and product upgrades. We expect production capacity for these high-efficiency products with power output above 650 W to exceed 40 GW by the end of 2026. As production capacity for high-efficiency products gradually ramps up, we expect our cost structure to continue improving as greater economies of scale are realized. Additionally, we are making progress in the mass production of silver-coated copper technology, where we believe our pace and scale lead the industry.

In addition, the underlying growth of our ESS business remains robust. Throughout 2026, we will continue to optimize our ESS capacity and supply chain footprint globally to target high-value markets and scale up our ESS business. As we deepen our presence in these markets, we expect ESS shipments to experience robust growth, enhance our profitability profile and contribute meaningfully to our overall bottom line.

Looking ahead, our focus will remain on enhancing product competitiveness, strengthening our global footprint, and advancing our integrated solar-plus-storage strategy to support long-term growth and profitability. We expect our annual integrated production capacity to reach approximately 100 GW by year-end 2026, including 14 GW from overseas facilities. For the second quarter of 2026, we project our module shipments to be between 14 GW and 16 GW. For the full year 2026, we expect shipments to reach 75 GW to 85 GW, with high-efficiency products accounting for over 60% of our total shipments.”

First Quarter 2026 Financial Results

Total Revenues

Total revenues in the first quarter of 2026 were RMB12.25 billion (US$1.78 billion), representing a decrease of 30.0% from RMB17.51 billion in the fourth quarter of 2025 and a decrease of 11.5% from RMB13.84 billion in the first quarter of 2025. The sequential and year-over-year decrease were mainly due to the decrease in the shipment volume of solar modules.

Gross Profit/Loss and Gross Margin

Gross profit in the first quarter of 2026 was RMB1.02 billion (US$147.7 million), compared with gross profit of RMB55.1 million in the fourth quarter of 2025 and gross loss of RMB352.9 million in the first quarter of 2025.

Gross profit margin was 8.3% in the first quarter of 2026, compared with gross profit margin of 0.3% in the fourth quarter of 2025 and gross loss margin of 2.5% in the first quarter of 2025. The sequential and year-over-year improvements were primarily due to a higher average selling price of solar modules.

Loss from Operations and Operating Margin

Loss from operations in the first quarter of 2026 was RMB588.2 million (US$85.3 million), compared with loss from operations of RMB3.26 billion in the fourth quarter of 2025 and loss from operations of RMB2.87 billion in the first quarter of 2025. The sequential and year-over-year improvements were primarily attributable to the increase in our gross margin in the first quarter of 2026.

Operating loss margin was 4.8% in the first quarter of 2026, compared with operating loss margin of 18.6% in the fourth quarter of 2025 and operating loss margin of 20.7% in the first quarter of 2025.

Total operating expenses in the first quarter of 2026 were RMB1.61 billion (US$232.9 million), representing a decrease of 51.5% from RMB3.31 billion in the fourth quarter of 2025 and a decrease of 36.0% from RMB2.51 billion in the first quarter of 2025. The sequential decrease was primarily due to impairment of long-lived asset in the fourth quarter of 2025, while the year-over-year decrease was primarily due to lower expected credit losses in the first quarter of 2026.

Total operating expenses accounted for 13.1% of total revenues in the first quarter of 2026, compared to 18.9% in the fourth quarter of 2025 and 18.1% in the first quarter of 2025.

Interest Expenses and Interest Income

Interest expenses were RMB380.6 million (US$55.2 million), and interest income was RMB109.9 million (US$15.9 million) in the first quarter of 2026.

Net interest expenses in the first quarter of 2026 were RMB270.7 million (US$39.3 million), representing an increase of 17.9% from RMB229.7 million in the fourth quarter of 2025 and an increase of 14.1% from RMB237.3 million in the first quarter of 2025. The sequential and year-over-year increases were primarily due to an increase of interest-bearing debt in the first quarter of 2026.

Subsidy Income

Subsidy income in the first quarter of 2026 was RMB331.9 million (US$48.1 million), compared with RMB240.4 million in the fourth quarter of 2025 and RMB536.0 million in the first quarter of 2025. The sequential and year-over-year changes were primarily attributable to the changes in government grants related to income.

Exchange Loss/Gain

The Company recorded a net exchange loss of RMB482.8 million (US$70.0 million) in the first quarter of 2026, compared to a net exchange loss of RMB281.9 million in the fourth quarter of 2025 and a net exchange gain of RMB135.7 million in the first quarter of 2025. The sequential and year-over-year changes were mainly attributable to fluctuations in the exchange rate of the US dollar and euro against RMB in the first quarter of 2026.

Change in Fair Value of Forward contracts

The Company recorded a net loss from change in fair value of forward contracts of RMB354.7 million (US$51.4 million) in the first quarter of 2026, compared to a net gain of RMB147.1 million in the fourth quarter of 2025 and a net loss of RMB54.0 million in the first quarter of 2025. The sequential and year-over-year changes were mainly due to the changes in the fair value of commodity forward contracts in the first quarter of 2026.

Change in Fair Value of Long-term Investment

The Company holds certain equity interests in several solar technology companies in the photovoltaic industry, which are recorded as long-term investment and available-for-sale securities and reported at fair value with changes in fair value recognized as gains or losses. As of March 31, 2026, the Company had RMB1.10 billion (US$158.9 million) in available-for-sale securities and long-term investment (excluding the investments accounted for under the equity method and held-to-maturity debt securities), compared with RMB864.4 million as of December 31, 2025.

The Company recognized a gain from change in fair value of long-term investment of RMB124.4 million (US$18.0 million) in the first quarter of 2026, compared with a loss of RMB23.7 million in the fourth quarter of 2025 and a loss of RMB46.2 million in the first quarter of 2025. The sequential and year-over-year changes were primarily due to the changes in the fair value of several solar technology companies we invested in.

Other Income/Loss, Net

Net other income in the first quarter of 2026 was RMB34.9 million (US$5.1 million), compared with net other loss of RMB143.0 million in the fourth quarter of 2025 and net other loss of RMB179.4 million in the first quarter of 2025. The sequential and year-over-year changes were mainly due to the changes in the fair value of financial instruments in the first quarter of 2026.

Equity in Loss of Affiliated Companies

The Company indirectly holds equity interests in several affiliated companies engaged in solar business, which are accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB54.5 million (US$7.9 million) in the first quarter of 2026, compared with equity in loss of affiliated companies of RMB33.8 million in the fourth quarter of 2025 and equity in loss of affiliated companies of RMB46.1 million in the first quarter of 2025. The fluctuations in equity in loss of affiliated companies primarily arose from the changes in net losses incurred by the affiliated companies.

Income Tax Benefit

The Company recorded an income tax benefit of RMB379.3 million (US$55.0 million) in the first quarter of 2026, compared with income tax benefit of RMB1.04 billion in the fourth quarter of 2025 and income tax benefit of RMB699.5 million in the first quarter of 2025.

Net Loss Attributable to Non-Controlling Interests

Net loss attributable to non-controlling interests amounted to RMB449.4 million (US$65.1 million) in the first quarter of 2026, compared with net loss attributable to non-controlling interests of RMB1.06 billion in the fourth quarter of 2025 and net loss attributable to non-controlling interests of RMB756.1 million in the first quarter of 2025. The sequential and year-over-year decreases were mainly attributable to the decreases in net loss of Jiangxi Jinko, the Company’s majority-owned principal operating subsidiary.

Net Loss and Losses per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB463.5 million (US$67.2 million) in the first quarter of 2026, compared with net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB1.50 billion in the fourth quarter of 2025 and net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB1.32 billion in the first quarter of 2025.

Excluding the impact of (i) the change in fair value of convertible notes issued by Jiangxi Jinko in 2023, (ii) the change in fair value of the long-term investment, and (iii) share-based compensation expenses, adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB549.3 million (US$79.6 million) in the first quarter of 2026, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB837.7 million in the fourth quarter of 2025 and adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB1.07 billion in the first quarter of 2025.

Basic and diluted losses per ordinary share were RMB2.21 (US$0.32) and RMB2.21 (US$0.32), respectively, in the first quarter of 2026, compared to basic and diluted losses per ordinary share of RMB7.16 and RMB7.16, respectively, in the fourth quarter of 2025, and basic and diluted losses per ordinary share of RMB6.40 and RMB6.40, respectively, in the first quarter of 2025. As each ADS represents four ordinary shares, this translates into basic and diluted losses per ADS of RMB8.85 (US$1.28) and RMB8.85 (US$1.28), respectively, in the first quarter of 2026; basic and diluted losses per ADS of RMB28.65 and RMB28.65, respectively, in the fourth quarter of 2025; and basic and diluted losses per ADS of RMB25.58 and RMB25.58, respectively, in the first quarter of 2025.

Financial Position

As of March 31, 2026, the Company had RMB22.81 billion (US$3.31 billion) in cash, cash equivalents, and restricted cash, compared with RMB22.94 billion as of December 31, 2025.

As of March 31, 2026, the Company’s net accounts receivable was RMB13.77 billion (US$2.00 billion), compared with RMB13.59 billion as of December 31, 2025.

As of March 31, 2026, the Company’s inventories were RMB17.71 billion (US$2.57 billion), compared with RMB14.48 billion as of December 31, 2025.

As of March 31, 2026, the Company’s total interest-bearing debts were RMB47.27 billion (US$6.85 billion), compared with RMB47.01 billion as of December 31, 2025.

Operations and Business Outlook Highlights

Second Quarter and Full Year 2026 Guidance

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management’s views and estimates are subject to change without notice.

For the second quarter of 2026, the Company expects its module shipments to be in the range of 14.0 GW to 16.0 GW.

For full year 2026, the Company estimates its module shipments to be in the range of 75.0 GW to 85.0 GW.

For full year 2026, the Company expects its ESS shipments to be more than doubled year-over-year.

Solar Products Production Capacity

The Company expects its annual integrated production capacity to reach 100 GW, including 14 GW from overseas facilities, by the end of 2026.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Wednesday, April 29, 2026 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10054439-fub4z5.html

It will automatically direct you to the registration page of “JinkoSolar First Quarter 2026 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, May 6, 2026. The dial-in details for the replay are as follows:

International:	+61 7 3107 6325
U.S.:	+1 855 883 1031
Passcode:	10054439

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in clean energy technology. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of March 31, 2026.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rates in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2026, which was RMB6.8980 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	Mar 31, 2025	Dec 31, 2025	Mar 31, 2026
	RMB'000	RMB'000	RMB'000	USD'000
Revenues	13,843,640	17,506,784	12,249,048	1,775,739

Cost of revenues	(14,196,514)	(17,451,702)	(11,230,471)	(1,628,076)

Gross profit	(352,874)	55,082	1,018,577	147,663

Operating expenses:
Selling and marketing	(1,145,411)	(1,079,837)	(901,688)	(130,717)
General and administrative	(1,215,065)	(912,125)	(476,564)	(69,087)
Research and development	(151,802)	(237,778)	(228,483)	(33,123)
Impairment of long-lived assets	-	(1,082,104)	-	-
Total operating expenses	(2,512,278)	(3,311,844)	(1,606,735)	(232,927)

Loss from operations	(2,865,152)	(3,256,762)	(588,158)	(85,264)
Interest expenses	(341,604)	(358,979)	(380,636)	(55,180)
Interest income	104,329	129,269	109,887	15,930
Subsidy income	535,957	240,386	331,911	48,117
Exchange gain/(loss),net	135,686	(281,948)	(482,808)	(69,992)
Change in fair value of forward contracts	(53,963)	147,131	(354,718)	(51,423)
Change in fair value of Long-term Investment	(46,155)	(23,651)	124,426	18,038
Other (loss)/income, net	(179,361)	(142,995)	34,862	5,054
Loss before income taxes	(2,710,263)	(3,547,549)	(1,205,234)	(174,720)
Income tax benefits	699,479	1,041,066	379,259	54,981
Equity in loss of affiliated companies	(46,072)	(33,835)	(54,470)	(7,896)
Net loss	(2,056,856)	(2,540,318)	(880,445)	(127,635)
Less: Net loss attributable to non-controlling interests	756,054	1,062,998	449,376	65,146
Less: Accretion to redemption value of redeemable non-controlling interests	(18,074)	(22,685)	(32,445)	(4,704)
Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(1,318,876)	(1,500,005)	(463,514)	(67,193)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(6.40)	(7.16)	(2.21)	(0.32)
Diluted	(6.40)	(7.16)	(2.21)	(0.32)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(25.58)	(28.65)	(8.85)	(1.28)
Diluted	(25.58)	(28.65)	(8.85)	(1.28)

Weighted average ordinary shares outstanding:
Basic	206,249,285	209,429,353	209,480,753	209,480,753
Diluted	206,249,285	209,429,353	209,480,753	209,480,753

Weighted average ADS outstanding:
Basic	51,562,321	52,357,338	52,370,188	52,370,188
Diluted	51,562,321	52,357,338	52,370,188	52,370,188

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2025	Mar 31, 2026
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	22,938,381	22,809,510	3,306,684
Restricted short-term investments and short-term investments	7,487,415	9,008,697	1,305,987
Accounts receivable, net	13,587,215	13,766,646	1,995,745
Notes receivable, net	3,677,372	2,703,371	391,906
Advances to suppliers, net	1,325,633	1,278,037	185,276
Inventories, net	14,484,828	17,708,534	2,567,198
Forward contract receivables	58,923	107,976	15,653
Prepayments and other current assets, net	4,909,826	5,075,682	735,819
Held-for-sale assets	344,553	233,760	33,888
Total current assets	68,814,146	72,692,213	10,538,156

Non-current assets:
Restricted long-term investments	471,573	890,224	129,055
Long-term investments	1,441,683	1,535,223	222,561
Property, plant and equipment, net	36,644,813	36,357,086	5,270,671
Land use rights, net	2,140,953	2,138,896	310,075
Intangible assets, net	445,866	415,816	60,281
Right-of-use assets, net	3,617,900	3,547,948	514,344
Deferred tax assets	4,576,302	4,576,302	663,424
Advances to suppliers to be utilised beyond one year	605,525	593,541	86,045
Other assets, net	2,026,752	2,217,176	321,423
Available-for-sale securities-non-current	238,464	538,401	78,052
Total non-current assets	52,209,831	52,810,613	7,655,931

Total assets	121,023,977	125,502,826	18,194,087

LIABILITIES
Current liabilities:
Accounts payable	13,707,552	14,135,788	2,049,259
Notes payable	9,996,577	9,790,196	1,419,280
Accrued payroll and welfare expenses	2,645,041	2,328,177	337,515
Advances from customers	5,316,889	7,263,485	1,052,984
Income tax payables	177,580	295,336	42,815
Other payables and accruals	12,370,639	11,996,406	1,739,113
Forward contract payables	56,129	182,353	26,436
Lease liabilities - current	118,363	120,642	17,489
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	10,655,366	11,733,609	1,701,016
Total current liabilities	55,044,136	57,845,992	8,385,907

Non-current liabilities:
Long-term borrowings	18,206,905	19,058,168	2,762,854
Convertible notes	10,594,637	8,876,164	1,286,774
Accrued warranty costs - non current	1,655,630	1,568,690	227,412
Lease liabilities-noncurrent	3,550,598	3,566,431	517,024
Deferred tax liability	29,974	29,974	4,345
Long-term Payables	4,371,333	4,405,780	638,704
Total non-current liabilities	38,409,077	37,505,207	5,437,113

Total liabilities	93,453,213	95,351,199	13,823,020

MEZZANINE EQUITY
Redeemable non-controlling interests	1,545,058	3,077,503	446,144

SHAREHOLDERS' EQUITY
Total JinkoSolar Holding Co., Ltd. shareholders' equity	15,726,132	15,876,001	2,301,536

Non-controlling interests	10,299,574	11,198,123	1,623,387

Total shareholders' equity	26,025,706	27,074,124	3,924,923

Total liabilities, non-controlling interest and shareholders' equity	121,023,977	125,502,826	18,194,087